Impact capital

SEC No 82-34925

# IMPACT CAPITAL LIMITED

A.C.N. 094 503 385



*5 May 2006*

Filing Desk

US Securities and Exchange Commission

100 F Street, N.E.

Washington DC 20548



Dear Sir/Madam,

The attached papers relate to a submission by the Company under Rule 12g3-2(b)

Sincerely

Lawrence Litzow

Corporate Secretary





9/10 Felix Street, Brisbane Q 4000, Australia.
Telephone: (07) 3211 9811

Rule 4.7B

82-34925



# Appendix 4C

## Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001, 24/10/2005.

Name of entity

**IMPACT CAPITAL LIMITED**

ABN

**22 094 503 385**

Quarter ended ("current quarter")

**31 MARCH 2006**

## Consolidated statement of cash flows

| **Cash flows related to operating activities** | | | Current quarter $A'000 | Year to date (9 months) $A'000 |
|---|---|---|---|---|
| 1.1 | Receipts from customers | | 650 | 1,263 |
| 1.2 | Payments for | (a) staff costs | (139) | (444) |
| | | (b) advertising and marketing | (21) | (298) |
| | | (c) research and development | - | - |
| | | (d) leased assets | - | - |
| | | (e) other working capital | (868) | (1,937) |
| 1.3 | Dividends received | | - | - |
| 1.4 | Interest and other items of a similar nature received | | 328 | 655 |
| 1.5 | Interest and other costs of finance paid | | (169) | (719) |
| 1.6 | Income taxes paid | | - | - |
| 1.7 | Other (provide details if material) | | - | - |
| | **Net operating cash flows** | | (219) | (1,480) |

+ See chapter 19 for defined terms.

| | | Current quarter $A'000 | Year to date (9 months) $A'000 |
|---|---|---|---|
| 1.8 | Net operating cash flows (carried forward) | (219) | (1,480) |
| | **Cash flows related to investing activities** | | |
| 1.9 | Payment for acquisition of: | | |
| | (a) businesses (item 5) | - | 777 |
| | (b) equity investments | - | - |
| | (c) intellectual property | - | - |
| | (d) physical non-current assets | (18) | (80) |
| | (e) other non-current assets | (17) | (17) |
| 1.10 | Proceeds from disposal of: | | |
| | (a) businesses (item 5) | - | - |
| | (b) equity investments | - | - |
| | (c) intellectual property | - | - |
| | (d) physical non-current assets | - | 1 |
| | (e) other non-current assets | - | - |
| 1.11 | Loans to other entities | (256) | (1,094) |
| 1.12 | Loans repaid by other entities | 235 | 235 |
| 1.13 | Other (Net increase in client loans) | (4,930) | (10,802) |
| | **Net investing cash flows** | (4,986) | (10,980) |
| **1.14** | **Total operating and investing cash flows** | (5,205) | (12,460) |
| | **Cash flows related to financing activities** | | |
| 1.15 | Proceeds from issues of shares, options, etc. | 8,763 | 16,684 |
| 1.16 | Proceeds from sale of forfeited shares | - | - |
| 1.17 | Proceeds from borrowings | - | 2,970 |
| 1.18 | Repayment of borrowings | (2,450) | (5,301) |
| 1.19 | Dividends paid | - | - |
| 1.20 | Other (Capital raising) | - | - |
| | **Net financing cash flows** | 6,313 | 14,353 |
| | **Net increase (decrease) in cash held** | 1,108 | 1,893 |
| 1.21 | Cash at beginning of quarter/year to date | 1,062 | 278 |
| 1.22 | Exchange rate adjustments to item 1.20 | 8 | 7 |
| 1.23 | **Cash at end of quarter** | 2,178 | 2,178 |

+ See chapter 19 for defined terms.

## Payments to directors of the entity and associates of the directors
## Payments to related entities of the entity and associates of the related entities

| | | Current quarter $A'000 |
|---|---|---|
| 1.24 | Aggregate amount of payments to the parties included in item 1.2 | 226 |
| 1.25 | Aggregate amount of loans to the parties included in item 1.11 | - |

1.26 Explanation necessary for an understanding of the transactions

## Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

On 1 July 2005, Impact Capital Limited acquired all of the issued shares in Impact Funding Limited on the basis of 2 Impact Capital Limited shares being issued for every Impact Funding Limited share. Under AIFRS, this business combination is accounted for as a reverse acquisition.

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

## Financing facilities available

*Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).*

| | | Amount available $A'000 | Amount used $A'000 |
|---|---|---|---|
| 3.1 | Loan facilities | - | - |
| 3.2 | Credit standby arrangements | - | - |

+ See chapter 19 for defined terms.

## Reconciliation of cash

| Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows. | | Current quarter $A'000 | Previous quarter $A'000 |
|---|---|---|---|
| 4.1 | Cash on hand and at bank | 2,178 | 1,062 |
| 4.2 | Deposits at call | - | - |
| 4.3 | Bank overdraft | - | - |
| 4.4 | Other (provide details) | - | - |
| | **Total: cash at end of quarter** (item 1.23) | 2,178 | 1,062 |

## Acquisitions and disposals of business entities

| | | Acquisitions *(Item 1.9(a))* | Disposals *(Item 1.10(a))* |
|---|---|---|---|
| 5.1 | Name of entity | Impact Funding Limited | |
| 5.2 | Place of incorporation or registration | Queensland | |
| 5.3 | Consideration for acquisition or disposal | Issue of 36,700,000 Fully Paid Ordinary Shares | |
| 5.4 | Total net assets | $4,810,276 | |
| 5.5 | Nature of business | Pre-settlement lending | |

## Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /does not* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: Date: 27 April 2006.
(Director/Company secretary)

+ See chapter 19 for defined terms.

Print name: Lawrence James Litzow

## Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

Impact capital

SEC No 82-34925

# IMPACT CAPITAL LIMITED

A.C.N. 094 503 385

20 April 2006

## SECURES $15 MILLION DEBT FACILITY WITH NATIONAL AUSTRALIA BANK

The board of Impact Capital Limited ("the Company") is pleased to announce the acceptance today of an offer from the National Australia Bank ("NAB") for the provision of debt funding up to $15 million.

Funds advanced under the facility will be used to fund the Company's loan book growth.

Managing Director Russell Templeton said the NAB agreement marked a milestone in the Company's continuing development.
"We are delighted to have secured debt funding from one of the big four banks at such an early stage in our life as a listed public company," he said.

"The successful completion of the legal, financial and commercial due diligence required for this facility is testament to both Impact's business model and the expertise of the Company's board and executives."

Mr Templeton said the interest-only facility had a two-year term with full repayment on expiry.

"This facility will allow the Company to grow its loan book in the medium-term without the need to dilute current shareholders via further capital raisings," he said.

Impact Capital is Australia's leading lender to the legal industry. Based in Brisbane, Impact has affiliations with some of the country's most prominent personal injury and family law legal firms.

The key terms of the facility are as follows;

| | |
|---|---|
| **Facility -** | Multi-Option Commercial Bill Facility |
| **Term -** | 2 Years |
| **Repayments -** | Interest only – full repayment on expiry |
| **Security -** | 1st registered mortgage debenture over the Company and relevant subsidiaries |
| **Covenants -** | Total Senior Debt to be a maximum of 50% of the Company's loan book<br><br>No dividends to be paid during FY 2006<br><br>Subsequent dividends to be limited to 50% of NPAT<br><br>Funds provided under the facility are only to be used to fund the Company's Australian operations<br><br>The facility is also subject to normal commercial, financial and reporting covenants including the Company maintaining acceptable interest cover ratios |

For further enquiries please contact:

Mr Russell Templeton
Managing Director
(07) 3211 9811
0407 639 622

Impact capital

# IMPACT CAPITAL LIMITED

A.C.N. 094 503 385

26 April 2006

## PROPOSED SALE OF IMPACT FUNDING (UK) LIMITED

The Directors of Impact Capital Limited ('Company') are pleased to announce that the Company has entered into a non-binding memorandum of understanding ('Agreement') with Nanotech Energy Plc ('Nanotech') for the sale of its UK subsidiary, Impact Funding (UK) Limited ('Impact UK').

If the transaction proceeds in accordance with the Agreement, the Company will receive:

- net cash of $4,559,094 (£1,902,000), after the capitalisation and repayment of the $4,794,000 (£2 million) loan by the Company to Impact UK;
- 16,500,000 10p shares in Nanotech, equating to approximately 21% of its issued capital (to be escrowed for 12 months from admission of Nanotech's shares to trading on the Alternative Investment Market ('AIM') of the London Stock Exchange).
- options to subscribe for up to 3.4 million additional shares in Nanotech, at a price of 20 pence per share.

Nanotech is an entity listed on AIM. Its shares are not currently quoted but completion of the transaction is conditional on admission of the shares to trading.

Managing Director Russell Templeton stated that "the proposed acquisition of Impact UK by Nanotech is another sign of the Company's impressive development in its short life."

"The Agreement will see the return of the Company's initial seed investment in its UK subsidiary whilst still retaining a significant stake in the entity that is expected to be a dominant player in the large UK market."

Mr Templeton highlighted that the Company will retain a significant level of Board control over Nanotech with two board positions being made available to the Company.

The transaction is subject to a number of conditions including;

- The negotiation of a formally binding transaction document,
- Approval by Nanotech shareholders,
- Nanotech conducting appropriate due diligence

The parties intend that the transaction will be completed by 30 June 2006.

For further enquiries please contact:

Mr Russell Templeton
Managing Director
(07) 3211 9811
0407 639 622

*Currency Conversions calculated on exchange rate of 24/4/06 of 0.4171 $/£

Rule 3.19A.2

# Appendix 3Y

Sec No 82-34925

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity IMPACT CAPITAL LIMITED** | |
| **ABN 22 094 503 3857** | |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | TEMPLETON, RUSSELL ERIC |
| **Date of last notice** | 3 AUGUST 2005 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | INDIRECT |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | JALPONT PTY LTD <TEMPLETON SUPER A/C> |
| **Date of change** | 28 APRIL 2006 |
| **No. of securities held prior to change** | 1,750,000 |
| **Class** | ORDINARY |
| **Number acquired** | 42,300 |
| **Number disposed** | 0 |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $25,417.47 |
| **No. of securities held after change** | 1,792,300 |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | ON MARKET TRADE |

+ See chapter 19 for defined terms.

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.